UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D
Amendment No. 2
Under the Securities Exchange Act of 1934

UNIVERSAL AMERICAN CORP.
(Name of Issuer)

Common Stock (par value $.01 per share)	91338E101
(Title of class of securities)	(CUSIP number)

Capital Z Partners, Ltd. Capital Z Partners III Universal, GP, LP 142 West 57th Street, 3rd Floor New York, NY 10019 Attention: Mr. Craig Fisher Tel No. (212) 965-0800
(Name, address and telephone number of person authorized to receive notices and communications)

May 9, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240-13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON: Capital Z Financial Services Fund II, L.P.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	13,896,417
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	13,896,417
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		13,896,417
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		16.2%
14	TYPE OF REPORTING PERSON:		PN

1	NAME OF REPORTING PERSON: Capital Z Financial Services Private Fund II, L.P.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	73,819
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	73,819
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		73,819
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): [__%]		0.09%
14	TYPE OF REPORTING PERSON:		PN

1	NAME OF REPORTING PERSON: Capital Z Partners, L.P.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	13,970,236
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	13,970,236
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		13,970,236
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		16.3%
14	TYPE OF REPORTING PERSON:		PN

This page reflects beneficial ownership by Capital Z Partners, L.P. in its capacity as the general partner of Capital Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

1	NAME OF REPORTING PERSON: Capital Z Partners, Ltd.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	13,970,236
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	13,970,236
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		13,970,236
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): [__%]		16.3%
14	TYPE OF REPORTING PERSON:		CO

This page reflects beneficial ownership by Capital Z Partners, Ltd. in its capacity as the general partner of Capital Z Partners, L.P., which is the general partner of Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

1	NAME OF REPORTING PERSON: Capital Z Partners III Universal, L.P.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	2,473,041
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	2,473,041
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		2,473,041
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		2.9%
14	TYPE OF REPORTING PERSON:		PN

1	NAME OF REPORTING PERSON: Capital Z Partners III Universal, GP, L.P.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	2,473,041
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	2,473,041
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		2,473,041
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		2.9%
14	TYPE OF REPORTING PERSON:		OO

This page reflects beneficial ownership by Capital Z Partners III Universal GP, L.P. in its capacity as the general partner of Capital Z Partners III Universal, L.P.

This Amendment No. 2 amends the Schedule 13D filed on May 9, 2011, (as so amended, the “Schedule 13D”), and is filed by Capital Z Financial Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P., Capital Z Partners, L.P., Capital Z Partners, Ltd., Capital Z Partners III Universal, L.P. and Capital Z Partners III Universal GP, LLC  (each a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to shares of common stock, par value $0.01 per share (the “Common Stock”), of Universal American Corp., a Delaware corporation (formerly known as Universal American Spin Corp., previously known as Ulysses Spin Corp.) (the “Company”). Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D is hereby supplementally amended as follows:

ITEM 1.                      SECURITY AND ISSUER

No change.

ITEM 2.                      IDENTITY AND BACKGROUND

No change.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No change.

ITEM 4.                      PURPOSE OF TRANSACTION

No change.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b)  The responses set forth on rows 7 through 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

As of May 9, 2012, the aggregate number of shares of Common Stock that the Reporting Persons beneficially owned was 16,443,277 shares of Common Stock, representing approximately 19.2% of the outstanding shares of Common Stock (based on 85,526,312 shares of Common Stock outstanding).

As of May 9, 2012, Robert Spass directly beneficially owned 196,502 shares of Common Stock, representing approximately 0.2% of the outstanding shares of Common Stock (based on 85,526,312 shares of Common Stock outstanding), and 74,200 shares of Series A Preferred Stock.

(c)  On May 9, 2012, Capital Z Partners III Universal, L.P. distributed 3,776,959 shares of Common Stock to certain of its investors for no consideration.

Other than as described herein, during the past sixty (60) days on or prior to May 9, 2012, the date of the event which requires filing of this Amendment (such date, the “Event Date”), and from the Event Date to the Filing Date, there were no purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for Ordinary Shares, by the Reporting Persons or any person or entity for which the Reporting Persons posses voting control over the securities thereof.

(d) – (e)  Not applicable.

ITEM 6.                      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No change.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:           May 18, 2012

CAPITAL Z FINANCIAL SERVICES FUND II, L.P.

By:	Capital Z Partners, L.P., its General Partner
By:	Capital Z Partners, Ltd., its General Partner

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P.
By:	Capital Z Partners, L.P., its General Partner
By:	Capital Z Partners, Ltd., its General Partner

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

CAPITAL Z PARTNERS, L.P.
By:	Capital Z Partners, Ltd., its General Partner

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

CAPITAL Z PARTNERS, LTD.

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

CAPITAL Z PARTNERS III UNIVERSAL, L.P.
By:	CAPITAL Z PARTNERS III UNIVERSAL GP, LLC, its General Partner

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

CAPITAL Z PARTNERS III UNIVERSAL GP, LLC

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel